

13030748

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8- 50930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IAM Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o Iridian Asset Management LLC, 276 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lane S. Bucklan 203-341-9053
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flackman Goodman & Potter, PA
(Name – *if individual, state last, first, middle name*)

106 Prospect Street	Ridgewood	NJ	07450-4433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15
KW

OATH OR AFFIRMATION

I, Lane S. Bucklan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IAM Capital Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public



Jodi Lynn Scally
Notary Public-Connecticut
My Commission Expires
September 30, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IAM CAPITAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

WITH INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2012



FLACKMAN
GOODMAN&
POTTER, PA
CERTIFIED PUBLIC ACCOUNTANTS
106 Prospect Street
Ridgewood, NJ
07450-4433
Tel (201) 445-0500

IAM CAPITAL CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

AND

INDEPENDENT AUDITOR'S REPORT

IAM CAPITAL CORPORATION

CONTENTS



FLACKMAN
GOODMAN&
POTTER, PA
CERTIFIED PUBLIC ACCOUNTANTS
106 Prospect Street
Ridgewood, NJ
07450-4433
Tel (201) 445-0500
Fax (201) 445-8939

INDEPENDENT AUDITORS' REPORT

Board of Directors
IAM Capital Corporation

Report on the Financial Statements
We have audited the accompanying statement of financial condition of IAM Capital Corporation (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IAM Capital Corporation. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10 and 11 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10 and 11 is fairly stated in all material respects in relation to the financial statements as a whole.

Flackman Goodman & Potter PA

Ridgewood, New Jersey
February 25, 2013

IAM CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

ASSETS	
Cash	$ 7,633

STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY	
Common stock, no par value, 100 shares authorized, issued and outstanding	$ 100
Paid-in capital	114,900
Accumulated deficit	(107,367)
	$ 7,633

The accompanying notes are an integral part of the financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

REVENUE:	
Interest	$ 22
EXPENSES:	
Regulatory fees and expenses	6,425
General and administrative expenses	11,677
	18,102
NET LOSS BEFORE INCOME TAXES	(18,080)
INCOME TAX EXPENSE	250
NET LOSS	$ (18,330)

The accompanying notes are an integral part of the financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2012

	Common Stock	Paid-in Captal	(Accumulated Deficit)	Total Stockholder's Equity
Balance - December 31, 2011	$ 100	$ 99,900	$ (89,037)	$ 10,963
Additional capital contribution		15,000		15,000
Net loss	-	-	(18,330)	(18,330)
Balance - December 31, 2012	$ 100	$ 114,900	$ (107,367)	$ 7,633

The accompanying notes are an integral part of the financial statements.

IAM CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (18,330)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional capital contribution	15,000
NET DECREASE IN CASH	(3,330)
CASH - beginning of year	10,963
CASH - end of year	$ 7,633
Supplementary disclosure of cash flow data	
Income taxes paid	250
Interest paid	$ -

The accompanying notes are an integral part of the financial statements.

IAM CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2012

1. ORGANIZATION AND BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Iridian Asset Management LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash is defined as cash balances in operating bank accounts, interest-bearing deposits, and money market accounts.

Income taxes

The Company continually evaluates the possible existence of uncertain tax positions. Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification (ASC) 740-10, there are no material uncertain income tax positions. There are no income tax returns under audit. The Company is no longer subject to federal state or local income returns examination for years before 2009.

Subsequent events

Management has evaluated subsequent events through February 25, 2013, the date on which the financial statements were issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

3. INCOME TAXES

Taxes are provided for the state minimum tax. The Company has net operating carry-forwards of $107,652 and $107,402 for federal and state tax purposes respectively. These carry-forwards are available to offset future taxable income until they begin to expire in 2020. A valuation allowance equal to the deferred tax asset associated with these losses is established due to the uncertainty regarding the realization of future carry-forward benefits.

4. RELATED PARTY TRANSACTIONS

Included in general and administrative expenses is $1,440 paid to the Company's parent.

IAM CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2012

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011, the Company had net capital of $7,633, which was $2,633 in excess of its required net capital of $5,000.

6. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents.

IAM CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i), "Special Account for the Exclusive Benefit of customers" maintained, under the Securities Exchange Act of 1934.

See independent auditors' report.

IAM CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2012

Computation of net capital:

Total stockholder's equity qualified for net capital, net capital	$ 7,633

Computation of basic net capital requirement:

(a) Minimum net capital required (6-2/3% of aggregate indebtedness)	$ -
(b) Minimum net capital required of broker-dealer	$ 5,000
Net capital requirement (greater of (a) or (b))	$ 5,000
Excess net capital	$ 2,633
Excess net capital at 1,000 percent (Net capital less 120% of (b) minimum net capital)	$ 1,633
Ratio: Aggregate indebtedness to net capital	-

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2012):

There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2012.

See independent auditors' report.



FLACKMAN
GOODMAN&
POTTER, PA
CERTIFIED PUBLIC ACCOUNTANTS
106 Prospect Street
Ridgewood, NJ
07450-4433
Tel (201) 445-0500
Fax (201) 445-8939

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
IAM Capital Corporation:

In planning and performing our audit of the financial statements of IAM Capital Corporation (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority,, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Flackman Goodman & Potter PA

FLACKMAN, GOODMAN & POTTER, PA
Ridgewood, New Jersey
February 25, 2013